October 4, 2012

Erin E. Douglas
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, CO   80203

Re: The Principal Commercial Mortgage Backed Securities Income Fund
        File Numbers: 333-183789, 811-22742

Dear Ms. Douglas:

        We have reviewed the registration statement for The Principal Commercial Backed
Securities Income Fund (the "Fund") filed on Form N-2 on September 7, 2012. Our comments
are set forth below. The captions we use below correspond to the captions the Fund uses in its
registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and any no
action request the Fund has submitted, or will submit, in connection with registration of its
shares.

        2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933 (the "1933 Act"). *See* Office of Investor Education and Assistance, U.S.
Securities and Exchange Commission, A Plain English Handbook (1998).

        3. Please advise the staff whether the Financial Industry Regulatory Authority has
reviewed and approved the terms of the underwriting agreement.

        4. If you intend to omit certain information from the form of the prospectus included
with the registration statement that is declared effective, in reliance on Rule 430A under the 1933
Act, please identify the omitted information to us, preferably before filing the final pre-effective
amendment.

5. We may have more comments on disclosure included in any subsequent pre-effective amendment.

6. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act').

Prospectus

Cover Page

7. The chart on the cover page includes "Estimated offering costs" as a separate line item. Please revise the chart to conform to Item 1.1.g of Form N-2.

8. Please consider abridging the disclosure on the cover page to make it pithier. Item 1.2 of Form N-2 states that the cover page "may include other information if it does not, by its nature, *quantity*, or manner of presentation impede understanding of the required information." (Emphasis added).

PROSPECTUS SUMMARY

Investment Objective and Principal Investment Strategies, Pages 1-3

9. Since derivative instruments "may be used for portfolio investment and hedging purposes," please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives- Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

10. The disclosure states that the subadviser, as part of the Fund's investments in commercial mortgage-backed securities ("CMBS"), may consider investing in re-REMICs. Please clarify the disclosure as to whether the Fund also invests in REMICs, as well as re-REMICs, and whether "conduit or single borrower transactions" include REMICs.

11. Disclose whether the Fund has any requirements concerning maturity or duration when investing in debt instruments.

12. Disclose whether the "investment process" used by the subadviser was designed specifically for the Fund or is already applied by the subadviser to its other clients and transactions.

Investment Limitations, Pages 3-4

13. Some issuers of CMBS are avoiding credit rating agencies altogether, other CMBS have had their credit rating significantly downgraded, and the integrity of the entire credit rating system has called into question. Please amplify the disclosure to address these developments.

Investment Adviser and Investment Subadviser, Page 4
Administrator, Page 4

14. The precise demarcation of duties among the adviser, subadviser, and administrator needs to be further clarified. Are the duties of the subadviser confined to managing and selecting the CMBS portion of the portfolio? Do the administrator's duties extend to the buying and selling of CMBS — or is that done by the adviser? If the administrator is responsible for calculating the Fund's net asset value and managing the Fund's business affairs, what is there left for the adviser to do?

15. The management fees will be based on "Total Managed Assets." This term has not yet been defined in the prospectus. It appears that "Total Managed Assets" may include certain forms of leverage. Please provide a definition of the term in your response to this letter. See the next comment.

Leverage, Pages 4-5

16. The disclosure on pages 4 to 5 states:

> The Fund generally will seek to enhance the level of its cash distributions to Common Shareholders through the use of <u>financial leverage, which may include</u> the borrowing of money (through the issuance of debt securities <u>or otherwise</u>) and the issuance of preferred shares (each a "Leverage Instrument" and collectively, "Leverage Instruments") Under normal market conditions, the Fund's policy is to utilize Leverage Instruments in an amount that represents approximately 33% of the Fund's total assets, including proceeds from such Leverage Instruments (or approximately 49% of the Fund's net assets)…. In addition, based on market conditions at the time, the Fund <u>may use Leverage Instruments in amounts that represent greater than 33% leverage</u> to the extent permitted by (1) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction or (2) exemptive or other relief or permission from the SEC, SEC staff or other authority. (Emphasis added.)

This disclosure strongly suggests that leverage will be part of "Total Managed Assets" on which management fees are based and leads to the following comments:

(a) In the prospectus, please clarify the meaning of the last sentence above. For example, will the Fund incur additional management fees if reverse repurchase agreements (or other debt) are covered by a segregated account? Put another way, for purposes of calculating the management fee, under what conditions will "Total Managed Assets" ever exceed the 33 1/3 test? Will management fees ever exceed the percentage stated in the fee table because of "covered" securities, and if so, is there an upper limit? If so, the fee table should reflect the higher percentage.

(b) Please provide to the staff a copy or draft of the management agreement. As you know, Section 15 of the 1940 Act provides that the management contract must precisely describe all compensation to be paid. The prospectus should also precisely describe the management fee, including listing each type of applicable form of leverage. We may have further comments.

(c) Page 31 of the prospectus (under "Leverage") states, "However, to the extent that the Fund enters into offsetting transactions or owns positions covering its obligations, the leveraging effect is expected to be minimized or eliminated." Will such transactions have any effect on the management fee?

17. Please inform the staff whether the Fund has any present intention to issue debt securities or preferred shares during the first year of the Fund's operations.

18. Please amplify the disclosure to briefly explain the 300% asset coverage requirement for debt securities of closed-end funds imposed by Section 18(a)(1) of the 1940 Act and the 200% asset coverage requirement for preferred shares imposed by Section 18(a)(2) of the 1940 Act.

Distributions, Pages 5-6

19. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Risks, Pages 7-20

20. Please consider adding a discussion of the possible risks to the CMBS market and to the rights of holders of CMBS as a consequence of current legal challenges to the practices of the Mortgage Electronic Registration Systems, Inc. ("MERS"). If you do not think this is necessary, please explain in your response letter your reasons for thinking that such disclosure is neither necessary nor pertinent.

SUMMARY OF FUND EXPENSES, Page 21

21. Please confirm to the staff that the management fee has been calculated correctly based on leverage equal to 33% of the Funds' total assets.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

Derivatives, Page 29

22. The prospectus states that the Fund may enter into credit default swaps. Please clarify whether the Fund intends to *write* credit default swaps. If the Fund intends to write credit default swaps, please highlight the risks and, in your response letter to the staff, please confirm that the entire notional amount will be covered.

Statement of Additional Information

ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS

23. Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus.

Investment Restrictions, Page 9

24. Please revise the fundamental policy on concentration to provide that the Fund will concentrate in mortgage backed securities. The policy currently states the policy will not apply to issuers of such securities.

Independent Trustees, Page 12

25. The trustees of the Fund, including the requisite number of disinterested trustees, should be furnished by a pre-effective amendment.

INVESTMENT ADVISORY AND OTHERS SERVICES

ALPS, Page 15

26. Please inform the staff how long ALPS Holdings, Inc. has been the subsidiary of DST Systems, Inc. Does DST Systems, Inc. own directly or indirectly any other investment adviser or administrator of investment companies?

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel